Exhibit 4.13

EIGHTH AMENDMENT

TO THE

CARDINAL HEALTH 401(K) SAVINGS PLAN

(As amended and restated effective January 1, 2006)

Background Information

A. Cardinal Health, Inc. (“Cardinal Health” or the “Company”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”), for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B. Section 12.02 of the Plan permits the amendment of the Plan at any time.

C. The Cardinal Health, Inc. Benefits Policy Committee (the “Committee”) is authorized to approve the amendment of the Plan.

D. The Committee desires to amend the Plan to provide for the accrual and allocation of discretionary Employer Contributions and Special Contributions based on profitability of the Company on the basis of the Company’s fiscal year ending within the Plan Year, and to establish the employment requirements necessary to receive an allocation of the discretionary Employer or Special Contribution for a Plan Year, if any.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below effective as of January 1, 2010:

1.	Section 3.03 of the Plan is hereby amended in its entirety to read as follows:

Section 3.03 EMPLOYER AND SPECIAL CONTRIBUTION ALLOCATION AND ACCRUAL OF BENEFIT.

A.	Method of Allocation.

(i)	Employer Contributions. Subject to Article X and any restoration allocation required under Section 4.05, a percentage or portion of the annual discretionary Employer Contribution made pursuant to Section 3.02 shall be allocated and credited to the Account of each Participant who satisfies the conditions of Section 3.03B to be determined as follows:

Step One: Any Employer Contributions made during the Plan Year will be allocated among each eligible Participant’s Account, in the group of Participants for whom the Employer Contribution was made, in the ratio that the sum of the Participant’s total Compensation and Excess Compensation (as hereinafter defined) for the Compensation Determination Period (as hereinafter defined) bears to the sum of all such Participants’ total Compensation and Excess Compensation for the Compensation Determination Period. However, if the amount allocated to Participants’ Accounts under this Step One, as a percentage of the sum of their total Compensation and Excess Compensation, exceeds 5.7%, (or the percentage equal to the old-age insurance portion of the tax rate under Code Section 3111(a) in effect for the Plan Year, if greater), then the amount of contributions allocated under this Step One shall be reduced to an amount that results in an allocation, as a percentage of the sum of each Participant’s total Compensation and Excess Compensation for the Plan Year, of no more than 5.7% (or the percentage equal to the old-age insurance portion of the tax rate under Code Section 3111(a) in effect for the Plan Year, if greater).

Step Two: Any Employer Contributions remaining after the allocation in Step One will be allocated among each eligible Participant’s Account, in the group of Participants for whom the Employer Contribution was made, in the ratio that each such Participant’s total Compensation for the Compensation Determination Period bears to the total Compensation of all such Participants for that Compensation Determination Period.

For the purposes of this Section, “Excess Compensation” means Compensation in excess of the taxable wage base, as determined under Section 230 of the Social Security Act, in effect on the first day of the Plan Year, and “Compensation Determination Period” means the twelve month period that corresponds to the fiscal year of the Company (currently, July 1 through June 30) ending within the Plan Year for which an Employer Contribution or Special Contribution is made.

(ii)	Special Contributions. As an alternative or in addition to making Employer Contributions and allocating them in the manner described above, and subject to Article X and any restoration allocation described in Section 4.05, a Special Contribution may be made pursuant to Section 3.02 and, if made, a percentage or portion thereof shall be allocated and credited to the Account of each Participant who satisfies the conditions of Section 3.03B. Special Contributions, if any, shall be allocated among the Accounts of the group of eligible Participants for whom the contribution was made in the ratio that each such Participant’s Compensation for the Compensation Determination Period bears to the total Compensation of all such Participants for the Compensation Determination Period.

B. Accrual of Benefit. The Benefits Group shall determine the accrual of a Participant’s portion of any Employer Contribution or Special Contribution based on the Compensation Determination Period. In allocating an Employer Contribution or a Special Contribution to a Participant’s Account, the Benefits Group, subject to Section 10.01, shall take into account only Compensation paid to the Employee during the portion of the Compensation Determination Period during which the Employee was a Participant. In addition, a Participant shall not be entitled to receive an allocation of an Employer Contribution or a Special Contribution for a Plan Year unless the Participant was an Employee on the last day of the Compensation Determination Period ending within that Plan Year. The requirement to be employed on the last day of the Compensation Determination Period shall not apply to any Participant who terminated employment during the Compensation Determination Period as a result of death, Disability or Normal Retirement. In addition, if necessary to satisfy the requirements of Code Section 410(b), the Plan shall suspend the accrual requirement described herein for the number of Non-highly Compensated Employees, beginning with the least highly compensated Non-highly Compensated Employee, necessary to meet such requirements. Notwithstanding any other provision to the contrary, an Employer or Special Contribution shall not be allocated to a Participant’s Account to the extent the contribution would exceed the Participant’s “Maximum Permissible Amount” as described in Schedule IV.

2. All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.

By:	/s/ Carole Watkins

Its:	Chief Human Resources Officer

Date:	Dec. 17, 2009